FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 October 2008.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 October 2008.

3.	Press release entitled, “AstraZeneca and Pozen Informed of FDA Internal Review of Gastric Ulcers as a Primary Endpoint in Trials“, dated 17 October 2008.

4.	Press release entitled, “AstraZeneca’s third quarter and nine months results 2008”, dated 29 October 2008.

5.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2008” (front half), dated 30 October 2008.

6.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2008 – Condensed Consolidated Income Statement” (back half), dated 30 October 2008.

7.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 October 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 November 2008	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 September 2008, it purchased for cancellation 1,053,640 ordinary shares of AstraZeneca PLC at a price of 2450 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 1 October 2008.

Upon the cancellation of these shares, the number of shares in issue will be 1,446,544,833.

G H R Musker
Company Secretary
1 October 2008

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 1 October 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 199,258 ordinary shares of AstraZeneca PLC at a price of 2508 pence per share on 1 October 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,446,345,575.

G H R Musker
Company Secretary
2 October 2008

Item 3

ASTRAZENECA AND POZEN INFORMED OF FDA INTERNAL REVIEW OF GASTRIC ULCERS AS A PRIMARY ENDPOINT IN TRIALS

AstraZeneca and POZEN Inc., co-development partner for the investigational compound PN 400, have announced today that the U.S. Food and Drug Administration (FDA) has informed POZEN that it is conducting an internal review on the acceptability of endoscopic gastric ulcers as a primary endpoint in clinical studies.  The FDA has not indicated when their internal review will be completed, although an FDA internal meeting has been scheduled to review this subject during the first quarter of 2009.

At the completion of the Special Protocol Assessment (SPA) for the PN 200 compound, POZEN had reached an agreement with the FDA on the design of its pivotal trials for PN 200 (omeprazole 20 mg and naproxen 500 mg), which specified the primary endpoint as the reduction in gastric ulcers versus enteric coated naproxen.  The FDA confirmed that the development programme for PN 200 also applied to PN 400.

It is unclear at this time what impact, if any, the FDA’s internal review will have.  However, the PN 400 clinical programme will continue to progress under the SPA agreed development plan with the FDA.

About PN 400:
PN 400 is an investigational compound under co-development by AstraZeneca and POZEN, Inc. that combines the pain reliever naproxen (a non-steroidal anti-inflammatory drug, or NSAID) with esomeprazole – a proton pump inhibitor (PPI), for the treatment of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis in patients who are at risk of developing gastric ulcers.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

Media Enquiries:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361

Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

17 October 2008

- ENDS -

Item 4

AstraZeneca’s third quarter and nine months results 2008

Tomorrow, Thursday, 30 October, AstraZeneca will be announcing third quarter and nine months results for 2008 at 11:00 (GMT), 12:00 (CET), 07:00 (EDT).

There will be an analyst teleconference at 13:00(GMT), 14:00(CET), 09:00 (EDT), for which the numbers are in the UK: 0808 100 5150, for International: +44 (0)844 8000 920, for Sweden: 0200 110 487 and for the US: 1 866 804 8688. These numbers, as well as details of the replay facility available through Friday, 14 November 2008, are available on the Investors section of the AstraZeneca website at www.astrazeneca.com.

Item 5

AstraZeneca PLC
Third Quarter and Nine Months Results 2008

- Robust third quarter performance.

-Third quarter sales increased by 3 percent at constant exchange rates (CER).  Core EPS increased by 20 percent at CER to $1.32.

-Third quarter sales in Emerging Markets increased by 18 percent at CER to $1.1 billion.  Sales in China increased by 35 percent.

-Crestor sales up 28 percent (CER) in the third quarter.  US sales increased by 23 percent fuelled by atherosclerosis indication.  Crestor is the only branded statin to gain market share in the US this year.

- Nine months sales increased by 3 percent and Core EPS by 8 percent at CER.

- Core EPS target for the year increased to reflect stronger operational and financial performance as well as additional currency benefit.

-Revised target range for Core EPS is $4.90 to $5.05.*

- No further share repurchases will take place in 2008 in order to maintain the flexibility to invest in the business.

   Financial Summary

Group	3rd Quarter 2008 $m	3rd Quarter 2007 $m	Actual %	CER %	9 Months 2008 $m	9 Months 2007 $m	Actual %	CER %
Sales	7,775	7,150	+9	+3	23,408	21,389	+9	+3
Reported
Operating Profit	2,522	2,022	+25	+19	7,252	6,165	+18	+8
Profit before Tax	2,443	1,888	+29	+22	6,865	6,146	+12	+1
Earnings per Share	$1.20	$0.91	+32	+24	$3.34**	$2.88	+16	+5
Core***
Operating Profit	2,771	2,298	+21	+15	8,273	6,981	+19	+10
Profit before Tax	2,692	2,164	+24	+18	7,886	6,962	+13	+4
Earnings per Share	$1.32	$1.04	+27	+20	$3.85	$3.28	+17	+8

*	For the fourth quarter of 2008 guidance is based on original assumptions for currency: fourth quarter 2007 average rates.
**	Included in Reported EPS for Nine Months 2008 is a $0.12 charge taken in Q1 08 for impairment of intangible assets related to Ethyol.
***
Core financial measures are supplemental non-IFRS measures which management believe useful to understanding the Company’s performance; it is upon these measures that financial guidance for 2008 is based.  See pages 8 and 9 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “AstraZeneca has delivered a robust set of results that deliver on our performance commitments despite an increasingly challenging environment for the pharmaceutical sector and business in general.  We continue to make good progress on reshaping our cost base, including advancing innovation in our research and development activities with greater productivity and efficiency.  I am pleased to be able to raise our financial guidance for the full year on the back of these results.”

London, 30 October 2008

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Sales in the third quarter increased by 3 percent at CER, or 9 percent on an as reported basis.  Sales in the US were unchanged, as the $141 million decline in sales of Toprol-XL from generic competition was offset by 5 percent growth in the rest of the US business.  Sales in the Rest of World were up 6 percent.  Sales in Established Markets were up 2 percent.  The strong performance in Emerging Markets continues, with sales up 18 percent to $1,116 million, and this accounted for two thirds of the Rest of World sales increase.

Core operating profit in the third quarter was up 15 percent to $2,771 million, chiefly as a result of the sales increase, improvement in Core gross margin and R&D efficiencies. Reported operating profit increased by 19 percent to $2,522 million.

Core earnings per share in the third quarter were $1.32 compared with $1.04 in the third quarter 2007, a 20 percent increase at CER.  In addition to the increase in Core operating profit, Core earnings per share benefited from lower net interest expense, the result of a fair value gain relating to certain long term bonds in issue, and a lower number of shares outstanding.  Reported earnings per share in the third quarter were $1.20, an increase of 24 percent.

Nine Months

Sales for the nine months increased by 3 percent at CER, or 9 percent on an as reported basis.  Sales in the US were unchanged as the sales decline in Toprol-XL was largely offset by the inclusion of MedImmune and modest growth in the rest of the US business.  Sales in the Rest of World were up 6 percent.  Sales in Established Markets were up 2 percent, with sales in Western Europe unchanged.  Sales in Emerging Markets were up 16 percent.

Core operating profit increased by 10 percent to $8,273 million, as a result of improvements in gross margin and R&D efficiencies that more than offset the effect of lower other income and a slight increase in SG&A costs.  Reported operating profit increased by 8 percent to $7,252 million.

Core earnings per share for the nine months were $3.85, an increase of 8 percent.  Reported earnings per share for the nine months were $3.34, a 5 percent increase compared to last year.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Half Year 2008 results and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Developments since this last update include:

•
On 15 September, AstraZeneca and Targacept announced top line results from the first Phase IIb study of AZD3480 in Alzheimer’s disease.  In the 12-week placebo-controlled study, known as the Sirocco trial, neither the active comparator donepezil nor AZD3480 met the trial’s criteria for statistical significance on the primary outcome measure, ADAS-Cog (Alzheimer’s Disease Assessment Scale – Cognition Subscale.) Both results were impacted by an improvement in the placebo group.  Analyses of the full data set from the Sirocco trial are ongoing.  AstraZeneca and Targacept plan to discuss the data with leading medical experts and to present and publish more detailed results over the coming months.  A decision by AstraZeneca with respect to potential further development of AZD3480 is expected in December 2008.

•
On 10 October, the Company announced that the US FDA approved Seroquel XR for the acute treatment of the depressive episodes associated with bipolar disorder, the manic and mixed episodes associated with bipolar I disorder and the maintenance treatment of bipolar I disorder as adjunctive therapy to lithium or divalproex.  Seroquel XR is the first medication approved by the FDA for the once-daily acute treatment of both depressive and manic episodes associated with bipolar disorder.

•
Regulatory submissions for Seroquel XR for major depressive disorder are under review in the US and in Europe, as well as the US submission for use in generalised anxiety disorder (GAD).  The European submission for GAD was announced on 21 October.

AstraZeneca PLC

•
In October 2008, AstraZeneca submitted an sNDA for Seroquel to the FDA for the treatment of schizophrenia in adolescents 13-17 years of age and for the treatment of acute manic episodes associated with bipolar I disorder in children and adolescents 10-17 years of age. Seroquel US Prescribing Information will be updated to include additional safety information for children and adolescents.  Seroquel is not currently indicated anywhere in the world for the paediatric population.

•	On 2 September 2008, the US FDA announced that it had accepted the filing for ONGLYZATM (saxagliptin), which was submitted by AstraZeneca and its partner Bristol-Myers Squibb on 30 June.
•
Preparations for the AZD0837 Phase III clinical programme are well underway.  However, AstraZeneca is investigating a stability limitation with the AZD0837 tablets required for the Phase III clinical programme.  As a consequence, the start of the programme will be delayed from the fourth quarter of 2008 until 2009.  The start date will be confirmed once this stability limitation has been resolved.

•	In October 2008, new marketing authorisation licenses were secured for Crestor in Germany, Spain, Poland, Norway and Malta. Crestor is now approved for use in every country in the European Union.
•	It has been confirmed that presentation of the first results of the Crestor JUPITER study will take place on 9 November at the American Heart Association 2008 Scientific Sessions in New Orleans, US.

Enhancing Productivity

In the third quarter, restructuring and synergy costs associated with the global programme to reshape the cost base were $117 million. This brings the cumulative charges since the inception of the programme to $1,331 million.

The Company remains on track to deliver two-thirds of the total programme benefits of $1.4 billion per annum by the end of this year, with the full savings to be realised by 2010.

Future Prospects

The Company has increased its target range for Core earnings per share for the full year to between $4.90 and $5.05 reflecting stronger operational and financial performance, chiefly from improved gross margin and lower expenditures in R&D arising from efficiency improvements, as well as the $0.06 per share of additional currency benefits realised in the third quarter relative to the currency assumptions upon which the targets were based (i.e. fourth quarter 2007 average exchange rates).

For the fourth quarter of 2008, guidance is based on the original assumptions for currency, being fourth quarter 2007 average exchange rates.

This revised target takes no account of the likelihood that average exchange rates for the remainder of 2008 may differ from the fourth quarter 2007 average rates upon which our guidance is based. The Company’s estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the full year 2007 results announcement, and remains available on the AstraZeneca website.

AstraZeneca PLC
Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Nexium	1,315	1,293	-2	3,876	3,913	-5
Losec/Prilosec	249	268	-15	791	845	-15
Total	1,589	1,581	-4	4,733	4,818	-7

•
In the US, Nexium sales in the third quarter were $779 million, an 8 percent decline compared with last year.  Dispensed retail tablet volume grew by 3 percent compared with the third quarter last year.  The back-loaded phasing of lower price realisation over the course of last year continues to give rise to a significant price variance, although in the third quarter this has narrowed to around ten percent.  Further narrowing of this price variance is anticipated in the fourth quarter.

•	Nexium sales in the US in the nine months were down 12 percent to $2,269 million.
•	Nexium sales in other markets in the third quarter were up 11 percent to $536 million, on a 22 percent sales increase in Emerging Markets and a 7 percent increase in Established Markets.
•	Nexium sales in other markets were up 8 percent for the nine months to $1,607 million.
•	The Company continues to expect a mid-single digit decline for worldwide sales of Nexium for the full year.
•	Prilosec sales in the US were down 30 percent in the third quarter and 19 percent year to date as a result of the recent introduction of generic competition for the 40mg dosage form.
•	Sales of Losec in the Rest of World markets were down 11 percent in the third quarter and 13 percent for the nine months.

Cardiovascular
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Crestor	922	691	+28	2,610	1,997	+24
Seloken /Toprol-XL	204	328	-42	600	1,229	-55
Atacand	386	320	+12	1,120	934	+10
Plendil	65	66	-9	201	205	-10
Zestril	60	72	-24	184	228	-27
Total	1,782	1,621	+4	5,160	5,029	-4

•
In the US, Crestor sales in the third quarter were $420 million, a 23 percent increase over last year, fuelled by promotion of the atherosclerosis indication.  While generic simvastatin continues to gain share in the US statin market, Crestor is the only branded statin to gain share during 2008; Crestor share of total prescriptions increased to 9.3 percent in September, up 0.7 points since December 2007.  Crestor prescriptions increased by 12.3 percent compared with third quarter 2007, nearly three times the market rate.

•	US sales for Crestor for the nine months increased 14 percent to $1,188 million.
•
Crestor sales in the Rest of World were up 33 percent to $502 million in the third quarter, on good growth in Western Europe (up 19 percent), Emerging Markets (up 37 percent), Canada (up 26 percent) and Japan (up 79 percent).

•	Crestor sales in the Rest of World were up 34 percent in the nine months to $1,422 million.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, were down 66 percent in the third quarter to $72 million.  Generic products accounted for 89 percent of dispensed prescriptions in the third quarter.

•
Sales of Seloken in other markets in the third quarter were up 3 percent to $132 million, as good growth in China (up 37 percent) and other Emerging Markets more than offset the decline in Western Europe.

AstraZeneca PLC

•	US sales of Atacand in the third quarter were up 3 percent to $67 million. Sales in the Rest of World were up 14 percent to $319 million.

Respiratory and Inflammation
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Symbicort	501	371	+25	1,490	1,139	+19
Pulmicort	304	286	+3	1,098	1,007	+5
Rhinocort	72	80	-14	244	267	-13
Accolate	18	19	-5	55	57	-5
Oxis	18	18	-11	56	64	-23
Total	951	813	+10	3,069	2,655	+8

•
Symbicort sales in the US were $64 million in the third quarter. Trial rates among target specialists are now 85 percent; these specialists are starting nearly 29 percent of patients new to combination therapy on Symbicort.  The trial rate among target primary care physicians has increased to 48 percent and primary care physicians are now using Symbicort in one out of six patients newly starting combination therapy. Overall, Symbicort share of new prescriptions for fixed combinations reached 10.6 percent in the week ending 17 October, with market share among patients newly starting combination treatment running well ahead of this, at 18.4 percent.

•	Symbicort sales in other markets were $437 million, 9 percent ahead of the third quarter last year on a 6 percent increase in Western Europe and a 19 percent increase in Emerging Markets.
•	US sales for Pulmicort were up 7 percent to $196 million in the third quarter. Pulmicort Respules sales were up 2 percent in the quarter and were up 11 percent for the nine months.
•
On 24 September, Ivax Pharmaceuticals’ (IVAX) (now known as Teva Pharmaceutical Industries Ltd.) Motion for Summary Judgement of no infringement of AstraZeneca’s patents covering Pulmicort Respules was denied.  The Court has set a 12 January 2009 start date for the trial.

•	Sales of Pulmicort in the Rest of World in the third quarter were down 4 percent to $108 million.

Oncology
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Arimidex	486	425	+9	1,406	1,256	+6
Casodex	300	324	-14	974	965	-7
Zoladex	295	273	-	860	797	-2
Iressa	67	55	+13	192	168	+5
Faslodex	67	54	+17	188	156	+12
Nolvadex	20	20	-5	62	59	-5
Ethyol *	3	19	-84	23	27	n/m
Total	1,256	1,189	-1	3,759	3,480	-

*	Sales of this MedImmune product were consolidated in AstraZeneca accounts from 1 June 2007. As a result, the prior year to date reflects four months’ sales.

•
In the US, sales of Arimidex were up 16 percent in the third quarter to $193 million. Total prescriptions increased by 1 percent year on year in the first nine months in what was essentially an unchanged total market for hormonal treatments for breast cancer.  Sales for the nine months in the US were up 14 percent.

•	Arimidex sales in other markets were up 5 percent in the third quarter to $293 million, but were unchanged for the nine months.
•
Casodex sales in the US were down 1 percent in the third quarter to $71 million, and down 2 percent for the nine months.   On 22 September, the Company announced that the US FDA has granted an additional six-month period of exclusivity to market Casodex for its licensed advanced prostate cancer indication until 1 April 2009.

•
Casodex sales in Rest of World in the third quarter were down 18 percent to $229 million as a result of generic competition in some markets in Western Europe.  Sales for the nine months were down 9 percent to $759 million.

AstraZeneca PLC

•	Worldwide sales of Iressa increased by 13 percent in the third quarter, chiefly as a result of a 56 percent increase in sales in China. Third quarter sales in Japan were up 4 percent.
•	Faslodex sales in the third quarter were up 12 percent in the US and increased by 21 percent in other markets.

Neuroscience
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Seroquel	1,130	1,055	+4	3,292	2,941	+8
Zomig	115	107	+2	336	320	-2
Total	1,476	1,371	+3	4,342	3,891	+6

•
In the US, Seroquel sales were down 1 percent to $749 million in the third quarter compared with the third quarter last year, which included around $80 million of initial stocking sales for Seroquel XR.  Adjusting for this effect, sales growth would have been around 10 percent.  Total prescriptions were up 7 percent in the quarter, with 43 percent of the growth attributable to Seroquel XR.  Seroquel is the market leading antipsychotic, with a total prescription share of 31.7 percent in September 2008.

•	Seroquel sales in other markets increased by 18 percent to $381 million in the third quarter, with sales in Western Europe up 20 percent. Sales in Rest of World for the nine months were up 18 percent.
•
On 10 October, the Company announced that the US FDA approved Seroquel XR for the acute treatment of the depressive episodes associated with bipolar disorder, the manic and mixed episodes associated with bipolar I disorder and the maintenance treatment of bipolar I disorder as adjunctive therapy to lithium or divalproex.

•	Sales of Zomig in the third quarter were up 9 percent in the US and were down 3 percent in other markets.

Infection and Other
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
Synagis*	124	122	+1	724	138	n/m
Merrem	241	186	+23	680	558	+14
FluMist*	71	-	n/m	71	-	n/m
Total	494	371	+28	1,646	899	n/m

*	Sales of these MedImmune products were consolidated in AstraZeneca accounts from 1 June 2007. As a result, the prior year to date reflects four months’ sales.

•	Synagis sales, which have a pronounced seasonal pattern (with modest sales in the second and third quarters of the year), were $124 million in the third quarter.
•	FluMist recorded sales of $71 million in the quarter. There were no sales in the third quarter last year as the timing of regulatory approvals pushed sales into the fourth quarter.

AstraZeneca PLC

Geographic Sales
	Third Quarter		CER %	Nine Months		CER %
	2008 $m	2007 $m		2008 $m	2007 $m
North America	3,519	3,485	+1	10,705	10,515	+1
US	3,199	3,199	-	9,726	9,701	-
Established ROW*	3,140	2,791	+2	9,453	8,297	+2
Emerging ROW	1,116	874	+18	3,250	2,577	+16

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•	In the US, sales were unchanged in the third quarter resulting from the loss of $141 million of Toprol-XL sales to generic competition. Excluding Toprol-XL, sales increased by 5 percent in the US.
•
Sales in the Established Rest of World segment were up 2 percent in the third quarter.  Sales in Western Europe were unchanged, as growth in Crestor, Seroquel and Symbicort were offset by declines in Casodex and Losec.  Sales in Japan were up 5 percent, chiefly on continued growth for Crestor.

•
Sales in Emerging Markets were up 18 percent in the third quarter to more than $1.1 billion.  The key contributors to sales growth were Cardiovascular and Oncology portfolios, as well as Nexium.  Sales in China were up 35 percent.

AstraZeneca PLC

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter
All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.
	Reported 2008	Restructuring and Synergy Costs	MedImmune Amortisation	Ethyol Impairment	Merck Amortisation	Core 2008	Core 2007	Actual %	CER %
Sales	7,775	-	-	-	-	7,775	7,150	9	3
Cost of Sales	(1,529)	72	-	-	-	(1,457)	(1,405)
Gross Margin	6,246	72	-	-	-	6,318	5,745	10	6
% sales	80.3%					81.3%	80.3%	+1.0	+1.7
Distribution	(79)	-	-	-	-	(79)	(59)	34	30
% sales	1.0%					1.0%	0.8%	-0.2	-0.3
R&D	(1,291)	30	-	-	-	(1,261)	(1,327)	(5)	(7)
% sales	16.6%					16.2%	18.6%	+2.4	+1.9
SG&A	(2,486)	15	76	-	26	(2,369)	(2,258)	5	1
% sales	32.0%					30.5%	31.6%	+1.1	+0.8
Other Income	132	-	30	-	-	162	197	(18)	(16)
% sales	1.7%					2.1%	2.8%	-0.7	-0.5
Operating Profit	2,522	117	106	-	26	2,771	2,298	21	15
% sales	32.4%					35.7%	32.1%	+3.6	+3.6
Net Finance Expense	(79)	-	-	-	-	(79)	(134)
Profit before Tax	2,443	117	106	-	26	2,692	2,164	24	18
Taxation	(705)	(34)	(31)	-	-	(770)	(613)
Profit after Tax	1,738	83	75	-	26	1,922	1,551	24	17
Minority Interests	(8)	-	-	-	-	(8)	(8)
Net Profit	1,730	83	75	-	26	1,914	1,543	24	17
Weighted Average Shares	1,452	1,452	1,452	-	1,452	1,452	1,486
Earnings per Share	1.20	0.06	0.05	-	0.01	1.32	1.04	27	20

Sales increased by 9 percent on a reported basis and by 3 percent on a constant currency basis.  Currency movements increased sales by 6 percent.

Core gross margin of 81.3 percent in the third quarter was 1.7 percentage points higher than last year in constant currency terms. Principal contributors were lower payments to Merck (1.0 percentage points), continued efficiency gains and mix factors (1.1 percentage points) with partial offset from higher royalty payments (0.4 percentage points).

Core R&D expenditure was $1,261 million in the third quarter, 7 percent below last year as a result of good progress on the delivery of R&D productivity initiatives, restructuring benefits, portfolio changes and lower charges relating to intangible asset impairments.

Core SG&A costs of $2,369 million were 1 percent higher than the third quarter of 2007 as operational efficiencies and benefits from the Company’s productivity initiatives largely offset increased investment in our Emerging Markets.

Core other income of $162 million was $35 million lower than the third quarter in 2007, chiefly on expected lower one-time gains.

Core operating profit was $2,771 million, an increase of 15 percent at CER or up 21 percent on an as reported basis.  Currency movements increased Core operating profit by 6 percent. In comparison with last year, the dollar was 9 percent weaker against the euro (increasing sales and costs), 7 percent weaker against the Swedish krona (increasing costs), but 7 percent stronger against sterling (reducing costs).  On a constant currency basis, Core operating margin increased by 3.6 percentage points to 35.7 percent of sales, chiefly a result of improvements in gross margin, lower R&D expense and efficiencies in SG&A with partial offset from lower other income.

Core earnings per share in the third quarter were $1.32, up 20 percent at CER, as the increase in Core operating profit was supplemented by lower net interest expense and the benefit of a lower number of shares in issue.  Core earnings per share on an as reported basis increased 27 percent.

AstraZeneca PLC

Reported operating profit was up 19 percent at CER to $2,522 million and reported earnings per share were $1.20.

Nine Months

All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2008	Restructuring and Synergy Costs	MedImmune Amortisation	Ethyol Impairment	Merck Amortisation	Core 2008	Core 2007	Actual %	CER %
Sales	23,408	-	-	-	-	23,408	21,389	9	3
Cost of Sales	(4,486)	128	-	-	-	(4,358)	(4,278)
Gross Margin	18,922	128	-	-	-	19,050	17,111	11	5
% sales	80.8%					81.4%	80.0%	+1.4	+1.3
Distribution	(220)	-	-	-	-	(220)	(181)	22	15
% sales	0.9%					0.9%	0.9%	-	-0.1
R&D	(3,824)	116	-	-	-	(3,708)	(3,693)	-	(3)
% sales	16.3%					15.8%	17.3%	+1.5	+1.1
SG&A	(8,057)	121	232	257	77	(7,370)	(6,850)	8	3
% sales	34.4%					31.5%	32.0%	+0.5	+0.2
Other Income	431	-	90	-	-	521	594	(12)	(12)
% sales	1.8%					2.2%	2.8%	-0.6	-0.4
Operating Profit	7,252	365	322	257	77	8,273	6,981	19	10
% sales	31.0%					35.4%	32.6%	+2.8	+2.1
Net Finance Expense	(387)	-	-	-	-	(387)	(19)
Profit before Tax	6,865	365	322	257	77	7,886	6,962	13	4
Taxation	(1,994)	(106)	(94)	(77)	-	(2,271)	(2,010)
Profit after Tax	4,871	259	228	180	77	5,615	4,952	13	4
Minority Interests	(18)	-	-	-	-	(18)	(23)
Net Profit	4,853	259	228	180	77	5,597	4,929	14	5
Weighted Average Shares	1,455	1,455	1,455	1,455	1,455	1,455	1,505
Earnings per Share	3.34	0.18	0.16	0.12	0.05	3.85	3.28	17	8

Sales increased by 9 percent on a reported basis and by 3 percent on a constant currency basis.  Currency movements increased sales by 6 percent.

Core gross margin of 81.4 percent in the first nine months was 1.3 percentage points higher than last year. Principal drivers were lower payments to Merck (1.2 percentage points), continued efficiency gains and mix factors (0.9 percentage points), partially offset by higher royalty payments (0.8 percentage points).

Core R&D costs of $3,708 million were down 3 percent over last year. The inclusion of MedImmune expense was largely offset by improved productivity and efficiency, restructuring benefits, portfolio changes and lower charges relating to intangible asset impairments.

Core SG&A costs of $7,370 million were 3 percent higher than the first nine months of 2007 due chiefly to the inclusion of MedImmune, increased investment in our Emerging Markets and some higher legal expenses.

Core other income of $521 million was $73 million below last year with expected lower one-time gains and royalty income being only partially offset by MedImmune’s licensing and royalty income streams.

Core operating profit of $8,273 million was up 10 percent at CER or 19 percent on an as reported basis. Currency movements increased Core operating profit by 9 percent. On a constant currency basis, Core operating margin increased by 2.1 percentage points to 35.4 percent of sales as improvements in gross margin, lower R&D costs and SG&A efficiencies more than compensated for lower other operating income.

Core earnings per share in the first nine months were $3.85, an increase of 8 percent at CER, as the increase in Core operating profit and the benefit of a lower number of shares outstanding was partially offset by increased net interest expense.  Core earnings per share on a reported basis increased 17 percent.

AstraZeneca PLC

Reported operating profit of $7,252 million was up 8 percent, against 10 percent on a Core basis. This is in part a result of the first quarter Ethyol impairment charge and nine months of MedImmune-related amortisation, versus a four month charge incurred in the prior year period, being only partially offset by lower restructuring and synergy costs in the first nine months of 2008.

Reported earnings per share in the first nine months were $3.34, an increase of 5 percent at CER.  Including the currency benefit, reported earnings per share increased 16 percent.

Finance Income and Expense

Net finance expense was $387 million for the year to September, ($79 million for quarter three), versus $19 million in the first nine months of 2007 ($134 million for quarter three 2007). Key drivers were the interest payable on additional borrowings alongside reduced interest received on the lower average cash holdings arising as a result of the acquisition of MedImmune.

Net finance expense in the third quarter also included a net fair value gain of $43 million relating to two long-term bonds.   These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS.  Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the Income Statement.  The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the bonds will also reflect changes in credit spreads.  As such, the widening credit spreads seen during the quarter have reduced the fair value of the bonds, resulting in the net gain noted above.   The Company anticipates that this gain will largely reverse as credit markets stabilise.

Taxation

The effective tax rate for the third quarter was 28.9 percent (2007 28.4 percent) and 29.0 percent for the first nine months (2007 29.2 percent). For the full year the tax rate is currently anticipated to be around 29.5 percent, the same as for 2007.

Cash Flow

Cash generated from operating activities was $5,951 million in the nine months, compared with $4,512 million in 2007. The increase of $1,439 million was principally driven by an increase in operating profit before depreciation, amortisation and impairment costs of $1,476 million, a decrease in tax payments of $545 million, an increase in interest payments of $286 million and a decrease in non-cash items of $483 million (mainly provisions and exchange on intercompany transactions). The increase in working capital requirements was $187 million lower than in 2007.

Net cash outflows from investing activities were $3,424 million in the nine months compared with $14,460 million in 2007. Stripping out acquisitions of $14,814 million, the increase in cash outflow of $3,778 million is due primarily to the payment of $2,630 million to Merck as part of the partial retirement, a reduction in the inflow from the movement in short term investments and fixed deposits of $847 million, and a decrease in interest received of $164 million.

Cash distributions to shareholders were $3,224 million through dividend payments of $2,739 million and net share repurchases of $485 million.

Debt and Capital Structure

As at 30 September 2008, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $13,372 million (31 December: $15,156 million), of which $2,546 million is due within one year (31 December: $4,280 million).  When due, the Company currently anticipates repaying this debt from current cash balances of $3,541 million and business cash flows, without the need to refinance. Outstanding net debt of $9,749 million has increased by $637 million from 31 December, principally as a result of the cash outflows described above.

The $650 million Floating Rate Note, issued in 2007 and maturing in September 2009 has been reclassified as due within one year (carrying value $649 million).  As described at the half year, the Company issued a further EUR 500 million 18-month bond during July as part of its refinancing programme, the proceeds of which have been used to refinance maturing commercial paper.

AstraZeneca PLC

Dividends and Share Repurchases

During the third quarter, 8.4 million shares were repurchased for cancellation at a cost of $395 million, bringing the total repurchases for the year to date to 13.4 million shares at a total cost of $603 million. In the year to date, 2.9 million shares were issued in consideration of share option exercises for a total of $118 million.

The total number of shares in issue at 30 September 2008 was 1,447 million.

The Board has decided that no further share repurchases will take place in 2008 in order to maintain the flexibility to invest in the business.  The Board will update share repurchase plans for 2009 in light of anticipated market conditions and business development opportunities in conjunction with the full year 2008 financial results announcement in January.

Calendar

29 January 2009	Announcement of fourth quarter and full year 2008 results
30 April 2009	Announcement of first quarter 2009 results
30 April 2009	Annual General Meeting
30 July 2009	Announcement of second quarter and half year 2009 results
29 October 2009	Announcement of third quarter and nine months 2009 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae/Chris Sampson (London)	(020) 7304 5045/5130
	Earl Whipple (Wilmington)	(302) 885 8197
	Anne-Charlotte Knutsson (Södertälje)	(8) 553 213 75

Analyst/Investor Enquiries	Mina Blair/Karl Hard (London)	(020) 7304 5084/5322
	Jonathan Hunt (London)	(020) 7304 5087
	Peter Vozzo (MedImmune)	(301) 398 4358
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 6

Condensed Consolidated Income Statement

For the nine months ended 30 September	2008 $m	2007 $m
Sales	23,408	21,389
Cost of sales	(4,486)	(4,598)
Distribution costs	(220)	(181)
Research and development	(3,824)	(3,730)
Selling, general and administrative costs	(8,057)	(7,309)
Other operating income and expense	431	594
Operating profit	7,252	6,165
Finance income	637	703
Finance expense	(1,024)	(722)
Profit before tax	6,865	6,146
Taxation	(1,994)	(1,794)
Profit for the period	4,871	4,352

Attributable to:
Equity holders of the Company	4,853	4,329
Minority interests	18	23
	4,871	4,352

Basic earnings per $0.25 Ordinary Share	$3.34	$2.88
Diluted earnings per $0.25 Ordinary Share	$3.33	$2.87
Weighted average number of Ordinary Shares in issue (millions)	1,455	1,505
Diluted average number of Ordinary Shares in issue (millions)	1,456	1,510

Dividends declared and paid in the period	2,767	2,658

Condensed Consolidated Income Statement

For the quarter ended 30 September	2008 $m	2007 $m
Sales	7,775	7,150
Cost of sales	(1,529)	(1,444)
Distribution costs	(79)	(59)
Research and development	(1,291)	(1,335)
Selling, general and administrative costs	(2,486)	(2,487)
Other operating income and expense	132	197
Operating profit	2,522	2,022
Finance income	235	217
Finance expense	(314)	(351)
Profit before tax	2,443	1,888
Taxation	(705)	(537)
Profit for the period	1,738	1,351

Attributable to:
Equity holders of the Company	1,730	1,343
Minority interests	8	8
	1,738	1,351

Basic earnings per $0.25 Ordinary Share	$1.20	$0.91
Diluted earnings per $0.25 Ordinary Share	$1.19	$0.90
Weighted average number of Ordinary Shares in issue (millions)	1,452	1,486
Diluted average number of Ordinary Shares in issue (millions)	1,455	1,489

Condensed Consolidated Balance Sheet

	As at 30 Sep 2008 $m	As at 31 Dec 2007 $m	As at 30 Sep 2007 $m
ASSETS Non-current assets
Property, plant and equipment	7,830	8,298	8,316
Goodwill	9,870	9,884	9,713
Intangible assets	13,223	11,467	11,682
Other investments	179	182	217
Deferred tax assets	1,374	1,044	1,331
	32,476	30,875	31,259
Current assets
Inventories	2,083	2,119	2,558
Trade and other receivables	7,181	6,668	6,492
Other investments	82	177	102
Income tax receivable	2,710	2,251	2,111
Cash and cash equivalents	3,541	5,867	3,428
	15,597	17,082	14,691
Total assets	48,073	47,957	45,950
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(2,546)	(4,280)	(5,403)
Trade and other payables	(6,939)	(6,968)	(6,632)
Provisions	(359)	(387)	(100)
Income tax payable	(4,536)	(3,552)	(3,393)
	(14,380)	(15,187)	(15,528)
Non-current liabilities
Interest bearing loans and borrowings	(10,826)	(10,876)	(8,994)
Deferred tax liabilities	(3,864)	(4,119)	(4,224)
Retirement benefit obligations	(2,018)	(1,998)	(1,630)
Provisions	(567)	(633)	(606)
Other payables	(186)	(229)	(226)
	(17,461)	(17,855)	(15,680)
Total liabilities	(31,841)	(33,042)	(31,208)
Net assets	16,232	14,915	14,742
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	362	364	369
Share premium account	2,005	1,888	1,832
Other reserves	1,915	1,902	1,903
Retained earnings	11,823	10,624	10,510
	16,105	14,778	14,614
Minority equity interests	127	137	128
Total equity	16,232	14,915	14,742

Condensed Consolidated Cash Flow Statement

For the nine months ended 30 September	2008 $m	2007 $m
Cash flows from operating activities
Profit before taxation	6,865	6,146
Finance income and expense	387	19
Depreciation, amortisation and impairment	1,693	1,304
Increase in working capital	(862)	(1,049)
Other non-cash movements	196	679
Cash generated from operations	8,279	7,099
Interest paid	(536)	(250)
Tax paid	(1,792)	(2,337)
Net cash inflow from operating activities	5,951	4,512
Cash flows from investing activities
Acquisition of business operations	-	(14,814)
Movement in short term investments and fixed deposits	28	875
Purchase of property, plant and equipment	(750)	(754)
Disposal of property, plant and equipment	28	39
Purchase of intangible assets	(2,796)	(454)
Purchase of non-current asset investments	(33)	(22)
Disposal of non-current asset investments	5	384
Interest received	131	295
Dividends paid by subsidiaries to minority interest	(37)	(9)
Net cash outflow from investing activities	(3,424)	(14,460)
Net cash inflow/(outflow) before financing activities	2,527	(9,948)
Cash flows from financing activities
Proceeds from issue of share capital	118	162
Repurchase of shares	(603)	(3,294)
Dividends paid	(2,739)	(2,641)
Repayment of loans	-	(1,165)
Issue of loans	787	7,895
Movement in short term borrowings	(2,425)	5,297
Net cash (outflow)/inflow from financing activities	(4,862)	6,254
Net decrease in cash and cash equivalents in the period	(2,335)	(3,694)
Cash and cash equivalents at the beginning of the period	5,727	6,989
Exchange rate effects	(33)	50
Cash and cash equivalents at the end of the period	3,359	3,345
Cash and cash equivalents consists of:
Cash and cash equivalents	3,541	3,428
Overdrafts	(182)	(83)
	3,359	3,345

Condensed Consolidated Statement of Recognised Income and Expense

For the nine months ended 30 September	2008 $m	2007 $m
Profit for the period	4,871	4,352
Foreign exchange and other adjustments on consolidation	(334)	420
Available for sale losses taken to equity	(1)	(15)
Actuarial (loss)/gain for the period	(150)	336
Tax on items taken directly to reserves	82	(79)
	(403)	662
Total recognised income and expense for the period	4,468	5,014
Attributable to:
Equity holders of the Company	4,444	4,998
Minority interests	24	16
	4,468	5,014

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the nine months ended 30 September 2008 have been prepared in accordance with  IAS 34 Interim Financial Reporting as adopted by the European Union.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2007.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2007.

The interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2008 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Sep 2008 $m
Loans due after 1 year	(10,876)	(787)	660	177	(10,826)
Current instalments of loans	-	-	(649)	-	(649)
Total loans	(10,876)	(787)	11	177	(11,475)
Other investments - current	177	(28)	(63)	(4)	82
Cash and cash equivalents	5,867	(2,293)	-	(33)	3,541
Overdrafts	(140)	(42)	-	-	(182)
Short term borrowings	(4,140)	2,425	-	-	(1,715)
	1,764	62	(63)	(37)	1,726
Net debt	(9,112)	(725)	(52)	140	(9,749)

Non-cash movements in the period include fair value adjustments under IAS 39.

3      RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the nine months ended 30 September 2008 is stated after charging restructuring and synergy costs of $365 million ($604 million in the nine months 2007).  These have been charged to the income statement as follows:

	3rd Quarter 2008 $m	3rd Quarter 2007 $m	9 Months 2008 $m	9 Months 2007 $m
Cost of Sales	72	39	128	320
R&D	30	8	116	37
SG&A	15	99	121	247
Total	117	146	365	604

4      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and securities law. The matters discussed below constitute the more significant developments since the publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2007 and half year results 2008.

Unless noted otherwise below or in the Annual Report and Form 20-F Information 2007, no provisions have been established in respect of the claims discussed below.

Atacand (candesartan cilexetil)
As previously disclosed, in July 2008 AstraZeneca received a Paragraph IV Certification from Mylan, Inc. (Mylan) relating to an Abbreviated New Drug Application submitted by Matrix Laboratories, Ltd with respect to all four dose forms of candesartan cilexetil, alleging non-infringement of US Patent No. 5,534,534. Mylan did not challenge the two compound patents listed in the US Food and Drug Administration Orange Book, the latter of which expires in 2012. As a result Mylan cannot market candesartan cilexetil before 4 June 2012.  AstraZeneca did not file a complaint for patent infringement.

Atacand HCT (candesartan cilexetil and hydrochlorothiazide)
AstraZeneca received a Paragraph IV notice dated 22 September 2008 relating to an Abbreviated New Drug Application submitted by Mylan, Inc. (Mylan) for Atacand HCT, a combination product containing candesartan cilexetil and hydrochlorothiazide in the 32/12.5 and 16/12.5mg dose forms.  The notice alleges that US Patent Nos. 5,534,534, 5,721,263 and 5,958,961 are invalid, unenforceable and/or not infringed.  Mylan does not challenge the other two patents listed in the Orange Book, the latter of which expires on 4 June 2012. As a result Mylan cannot market candesartan cilexetil and hydrochlorothiazide before 4 June 2012.  AstraZeneca did not file a complaint for patent infringement.

Crestor (rosuvastatin calcium)
Patent litigation - US
After its transfer to the Delaware District Court pursuant to the order of the Judicial Panel on Multi-District Litigation, on 16 September 2008, Apotex, Inc. voluntarily dismissed its declaratory judgement lawsuit, which it had originally filed in the Middle District of Florida.

In September 2008, the US District Court, District of Delaware, issued an amended scheduling order covering all of the Crestor Abbreviated New Drug Application matters originally filed in the Delaware Court and the Aurobindo protective suit, which has been transferred to the Delaware Court from the District of New Jersey pursuant to the order of the Judicial Panel on Multi-District Litigation. Discovery in all matters now proceeds under a common Delaware District Court scheduling order.

On 6 October 2008, Teva Pharmaceuticals Ltd (Teva) filed a patent infringement action against AstraZeneca alleging that Crestor tablets infringe a recently reissued patent owned by Teva that claims stabilised pharmaceutical compositions.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Patent litigation - Canada
In September 2008, AstraZeneca Canada Inc. received a Notice of Allegation from Novopharm Limited (Novopharm) in respect of Canadian Patent Nos. 2,072,945 (the ‘945 patent) and 2,313,783 (the ‘783 patent) listed on the Patent Register in Canada for Crestor. Novopharm alleges that it filed an Abbreviated New Drug Submission in August 2008 for 5, 10, 20 and 40mg rosuvastatin calcium tablets. Novopharm claims that the ‘945 patent is invalid and that the ‘783 patent has not been infringed. AstraZeneca responded by commencing a court application in October 2008 under the Patented Medicines (Notice of Compliance) Regulations, seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (marketing approval) to Novopharm until after expiry of the patents. Novopharm cannot obtain a Notice of Compliance for its rosuvastatin calcium tablets until the earlier of the disposition of the court application in Novopharm's favour or 24 months from the date on which the court application has been commenced (assuming its regulatory submission is approvable by that date), unless a Prohibition Order is granted.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Losec/Prilosec (omeprazole)
Patent litigation
As previously disclosed, in May 2007 the US District Court for the Southern District of New York upheld both formulation patents covering Prilosec. The Court found that the generic omeprazole formulations of Impax Laboratories Inc. (Impax) and Apotex, Inc. (Apotex) infringed AstraZeneca’s patents. The Court also found that the generic products sold by Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc. (together Lek) and Mylan Pharmaceuticals Inc (Mylan)/Laboratorios Esteve, SA and Esteve Quimica, SA (together Esteve) did not infringe AstraZeneca’s patents.  AstraZeneca appealed the Mylan/Esteve decision to the US Court of Appeals for the Federal Circuit.  Impax and Apotex also appealed.  In May 2008, all three appeals were argued before the Federal Circuit.  In June 2008, the Federal Circuit upheld the ruling that Mylan/Esteve did not infringe.  In September 2008, the Federal Circuit upheld that the generic omeprazole formulations of Impax and Apotex infringed AstraZeneca’s patents in suit.  AstraZeneca will pursue damages and additional remedies from Impax and Apotex.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Losec/Prilosec.

European Commission investigation
AstraZeneca has been notified that the Oral Hearing in its appeal to the Court of First Instance (against the European Commission’s 2005 Decision fining AstraZeneca for abuse of a dominant position regarding omeprazole) will take place on 26 and 27 November 2008 (or as may be adjourned by the Court).  Judgement will be handed down in due course.

Nexium (esomeprazole magnesium)
Sales and marketing practices
As previously disclosed, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. In July 2008, the Arkansas State Court granted AstraZeneca’s renewed motion to dismiss the plaintiffs’ amended complaint. The plaintiffs filed an appeal.

Patent litigation
As previously disclosed, Nexium patent infringement litigations against IVAX Pharmaceuticals, Inc. (now known as Teva Pharmaceutical Industries Limited), its parent Teva Pharmaceuticals USA Limited and affiliated entities (together IVAX) and Dr. Reddy’s Laboratories, Ltd and Dr Reddy’s Laboratories, Inc. (together Dr Reddy’s) are ongoing in the United States District Court, District of New Jersey.  In May and June 2008, AstraZeneca received a complaint from IVAX and a complaint from Dr. Reddy’s for declaratory judgements of non-infringement and/or invalidity for patents listed in the US Food and Drug Administration (FDA) Orange Book with reference to Nexium that were not previously at issue in the ongoing infringement litigations.  In August 2008, the Court dismissed the IVAX and Dr. Reddy’s declaratory judgement actions as to certain patents and stayed the declaratory judgement actions as to remaining patents at issue.  No trial date has been set in the ongoing patent infringement litigations.

In August 2008, AstraZeneca received a notice-letter from IVAX challenging US Patent No. 7,411,070 (the ’070 patent).  The ‘070 patent is listed in the FDA Orange Book with reference to Nexium.  The notice contains certifications of invalidity, unenforceability and/or non-infringement in respect of the ‘070 patent.  In October 2008, AstraZeneca commenced patent infringement litigation asserting the ‘070 patent against IVAX and Cipla Limited in the United States District Court, District of New Jersey.  No trial date has been set.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Pulmicort Respules (budesonide inhalation suspension)
As previously disclosed, in October 2005 AstraZeneca filed a lawsuit in the United States District Court for the District of New Jersey against IVAX Pharmaceuticals, Inc. (now known as Teva Pharmaceutical Industries Limited) (IVAX) for infringement of AstraZeneca’s patents covering Pulmicort Respules.  On 30 June 2008, IVAX filed a motion for summary judgement of no infringement.  A hearing on IVAX’s motion was held on 23 September 2008 and the Court denied the motion on the same date.

On 29 October 2008, AstraZeneca filed a Motion for a Preliminary Injunction seeking to prevent IVAX launching its purported generic version of AstraZeneca’s Pulmicort Respules, which would be deemed to be “at-risk” were it to gain the approval of the US Food and Drug Administration (FDA), until the ongoing patent infringement case between the parties had been decided.  The trial of this case is scheduled to begin on 12 January 2009.  While the FDA has not yet granted approval to IVAX for its purported generic product, AstraZeneca is seeking assurance that, in the event of an approval, the Court will be in a position to render a decision to prevent an “at-risk” launch of the IVAX product.

AstraZeneca continues to have full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel and Seroquel XR (quetiapine fumarate)
Patent litigation
As previously disclosed, AstraZeneca received Paragraph IV Certification notice-letters from both Sandoz Inc. (Sandoz) and Teva Pharmaceuticals USA Inc. (Teva) relating to Abbreviated New Drug Applications (ANDA) for approvals to market generic quetiapine fumarate tablets. AstraZeneca previously brought patent infringement actions in US District Court, District of New Jersey in response to those filings and the consolidated lawsuit resulted in a summary judgement in AstraZeneca’s favour in July 2008.  Teva and Sandoz appealed the Court’s summary judgement.  On 22 September 2008, Sandoz filed its opening brief in the US Court of Appeals for the Federal Circuit in the ANDA patent infringement action against Sandoz and Teva. Likewise, on 6 October 2008, Teva filed its opening brief.

In September 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Accord Healthcare Inc. (Accord) advising that it had submitted an ANDA seeking approval to market generic versions of 200, 300 and 400mg Seroquel XR tablets before expiration of AstraZeneca’s patent covering the Seroquel XR formulation. Accord is a subsidiary of Intas Pharmaceutical Limited (Intas).   Also in September 2008, AstraZeneca filed a lawsuit in US District Court, District of New Jersey, against Accord, Intas and related entities, alleging infringement of AstraZeneca’s US Patent No. 5,948,437, which covers the Seroquel XR formulation. The matter is proceeding.

In October 2008, AstraZeneca received a third Paragraph IV Certification notice-letter from Handa Pharmaceuticals (Handa) advising that it had submitted an ANDA seeking approval to market a generic version of a 50mg Seroquel XR tablet before expiration of AstraZeneca’s patents covering the product.  On 28 October 2008, AstraZeneca filed a lawsuit in US District Court, District of New Jersey against Handa alleging infringement of AstraZeneca’s patents covering the active ingredient and formulation of Seroquel XR tablets.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel and Seroquel XR.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.  In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and, in most cases, little or no factual information regarding the alleged injury has been provided in the complaint.   However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel and/or other atypical antipsychotic medications.

As of 8 October 2008, AstraZeneca was defending 8,988 served or answered lawsuits involving approximately 14,902 plaintiff groups.  To date, approximately 2,225 additional cases have been dismissed by order or agreement and approximately 1,500 of those cases have been dismissed with prejudice.  No trial is expected until the first half of 2009.  Approximately 22% of the cases that were or are pending in the federal court Multi-District Litigation have been dismissed.  Approximately two-thirds of the plaintiffs with currently pending Seroquel cases are in state courts (primarily Delaware, New Jersey, New York and Missouri) with the other third pending in the federal court.

Average wholesale price class action litigation
As previously disclosed, in May 2007 AstraZeneca reached a proposed settlement agreement resolving the Class 1 claims in the Boston, Massachusetts litigation brought on behalf of a putative class of plaintiffs alleged to have overpaid for Zoladex as a result of inflated wholesale list prices.  In October 2008, the Court issued an order approving the settlement on the condition that the parties agree to apportion a greater percentage of the settlement funds to individual claimants rather than to charities.  The Court did not alter the total amount of payments under the settlement.  The parties are considering how to respond to the Court’s order.

In September 2008, the Boston Court granted, in part, the plaintiffs’ motion for certification of multi-state versions of Class 2 and Class 3 relating to Zoladex.  AstraZeneca believes the decision to be in error and will seek leave for an immediate appeal.

Drug importation anti-trust litigation
As previously disclosed, in August 2004 Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging that AstraZeneca Pharmaceuticals LP and numerous other pharmaceutical manufacturers conspired to prevent American consumers from purchasing prescription drugs from Canada and also conspired to set the price of drugs sold in California at or above the Canadian sales price for those same drugs.  In December 2006, the Court granted the defendants’ motion for summary judgement and the case was subsequently dismissed.  Plaintiffs appealed that decision and the Court of Appeal of the State of California affirmed the lower Court’s decision.  Plaintiffs have appealed to the Supreme Court of California.

AstraZeneca denies the material allegations in the California action and is vigorously defending this matter.

Employment-wage/hour litigation
As previously disclosed, AstraZeneca is defending three putative class action lawsuits alleging various violations of state wage and hour laws by challenging the way AstraZeneca has classified its sales representatives as exempt from overtime pay requirements.  In Hummel v. AstraZeneca, the US District Court for the Southern District of New York granted AstraZeneca's motion for summary judgement and dismissed the case on 9 September 2008.  On 6 October 2008, Hummel filed a notice of appeal to the Second Circuit Court of Appeals.

Pain pump litigation
As previously disclosed, AstraZeneca entities have been named in lawsuits in various US jurisdictions alleging injuries caused by the use of local anaesthetic products with third-party pain pumps. There have now been more than 30 such lawsuits filed, involving approximately 40 plaintiffs, although 14 plaintiffs have voluntarily dismissed, or are in the process of voluntarily dismissing, their cases against the AstraZeneca defendants. AstraZeneca also tendered an additional 5 cases to Abraxis Biosciences, Inc.

It was previously reported that plaintiffs moved to consolidate the federal pain pump cases under the Multi-District Litigation process. The Judicial Panel on Multi-District Litigation denied that motion on 11 August 2008. The cases will accordingly continue as individual lawsuits in the jurisdictions where they were filed.

AstraZeneca intends to vigorously defend these cases.

340B litigation
As previously disclosed, the County of Santa Clara filed a class action suit against AstraZeneca, along with several other pharmaceutical manufacturers, on behalf of similarly situated California counties and cities that allegedly overpaid for drugs covered by the federal ‘340B’ programme, which entitles certain hospitals and clinics to preferential pricing for their outpatient purchases of drugs.  This suit was previously dismissed.  In August 2008, the US Court of Appeals for the Ninth Circuit reversed the dismissal, enabling the County to continue its suit at the lower court.  Discovery commenced in October 2008 and a trial date has been set for February 2010.

AstraZeneca intends to vigorously defend these claims.

Tax litigation
As previously disclosed, AstraZeneca and Her Majesty’s Revenue & Customs (HMRC) have made a joint referral to the UK Court in respect of transfer pricing for the years 1996 to date. The issue is likely to be resolved by litigation that is now expected to commence in 2010. Management continue to believe that AstraZeneca has adequately provided for its transfer pricing audits, disputes and the joint referral in the UK. Management will continue to keep the provision under review.

5      ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

Introduction

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide for:
•	Annual contingent payments.
•	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
•	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in AstraZeneca’s products and activities.

Further details are set out in the 2007 Annual Report and Form 20-F Information.

Payment made on 17 March 2008
On 17 March, under the termination arrangements included in the Agreements, AstraZeneca made a net cash payment to Merck of approximately $2.63 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products including Pulmicort, Rhinocort, Symbicort and Toprol-XL.  Consequently AstraZeneca no longer has to pay contingent payments on these products to Merck and has obtained the ability to fully exploit these products and to fully exploit other opportunities in the Respiratory therapy area that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  Intangible assets aggregating to $994 million have been recognised in respect of these acquired product rights and these are being amortised over various periods giving rise to an annual expense of approximately $60 million per annum.  Approximately $50 million of this amortisation relates to relief from contingent payments, and will be charged to Cost of Goods Sold (COGS), with the balance related to the Respiratory therapy area, which will be charged to SG&A.  For the purposes of calculating Core financial measures, the Company will exclude only the amortisation expense related to therapy area intangibles (i.e. that charged to SG&A) from the Core financial measures calculations.

The balance of the net payment made on 17 March represents payments on account for the product rights that will be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca.  Intangible assets aggregating to $1,656 million have been recognised.  These balances are not subject to amortisation until each of the options is exercised and the related product rights are acquired.  Should it become probable that the First Option will not be exercised, all the payments on account will be expensed immediately. If after the First Option has been exercised it becomes probable that the Second Option will not be exercised, the payments on account for the product rights to be acquired under the Second Option will be expensed immediately.

Further optional payments
AstraZeneca has the right in 2010 to acquire Merck’s interests in all the products still covered by the Agreements other than Prilosec and Nexium for $647 million (“the First Option”).  These products comprise marketed products (Entocort, Atacand, Plendil, Lexxel) and products still in development (including AZD6140, AZD3355, AZD0328 and AZD2327).   If the First Option is exercised, AstraZeneca will no longer have to pay contingent payments on these products to Merck and will obtain the ability to fully exploit these products and to fully exploit other opportunities in the Cardiovascular and Neuroscience therapy areas that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  If the First Option is exercised, this will give rise to an additional amortisation expense in the range of $15 to $50 million per annum charged to COGS, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million.

Provided that the First Option is exercised, AstraZeneca may exercise a further option (“the Second Option”) two years later (or in 2017, or if combined annual sales of the two products fall below a minimum amount) which will end the contingent payments in respect of Nexium and Prilosec and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of $15 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to payments on account will be subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

6      NINE MONTHS TERRITORIAL SALES ANALYSIS

			% Growth
	9 Months 2008 $m	9 Months 2007 $m	Actual	Constant Currency
US	9,726	9,701	-	-
Canada	979	814	20	9
North America	10,705	10,515	2	1
Western Europe**	7,445	6,662	12	-
Japan	1,355	1,129	20	6
Other Established ROW	653	506	29	16
Established ROW*	9,453	8,297	14	2
Emerging Europe	924	735	26	10
China	456	313	46	33
Emerging Asia Pacific	618	545	13	12
Other Emerging ROW	1,252	984	27	19
Emerging ROW	3,250	2,577	26	16
Total Sales	23,408	21,389	9	3

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the nine months, Western Europe sales growth excluding Synagis would be 10 percent on an actual basis and –2 percent on a constant currency basis.

7      THIRD QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	3rd Quarter 2008 $m	3rd Quarter 2007 $m	Actual	Constant Currency
US	3,199	3,199	-	-
Canada	320	286	12	9
North America	3,519	3,485	1	1
Western Europe**	2,434	2,200	11	-
Japan	459	395	16	5
Other Established ROW	247	196	26	16
Established ROW*	3,140	2,791	13	2
Emerging Europe	315	241	31	15
China	168	112	50	35
Emerging Asia Pacific	204	189	8	10
Other Emerging ROW	429	332	29	20
Emerging ROW	1,116	874	28	18
Total Sales	7,775	7,150	9	3

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the third quarter, Western Europe sales growth excluding Synagis would be 11 percent on an actual basis and 0 percent on a constant currency basis.

8      NINE MONTHS PRODUCT SALES ANALYSIS

	World				US
	9 Months 2008 $m	9 Months 2007 $m	Actual Growth %	Constant Currency Growth %	9 Months 2008 $m	Actual Growth %
Gastrointestinal:
Nexium	3,876	3,913	(1)	(5)	2,269	(12)
Losec/Prilosec	791	845	(6)	(15)	138	(19)
Others	66	60	10	2	23	10
Total Gastrointestinal	4,733	4,818	(2)	(7)	2,430	(12)
Cardiovascular:
Crestor	2,610	1,997	31	24	1,188	14
Seloken/Toprol-XL	600	1,229	(51)	(55)	207	(77)
Atacand	1,120	934	20	10	198	3
Tenormin	236	224	5	(4)	14	-
Zestril	184	228	(19)	(27)	15	(6)
Plendil	201	205	(2)	(10)	15	(46)
Others	209	212	(1)	(11)	1	(50)
Total Cardiovascular	5,160	5,029	3	(4)	1,638	(25)
Respiratory:
Symbicort	1,490	1,139	31	19	165	n/m
Pulmicort	1,098	1,007	9	5	722	10
Rhinocort	244	267	(9)	(13)	139	(20)
Oxis	56	64	(13)	(23)	-	-
Accolate	55	57	(4)	(5)	39	(5)
Others	126	121	4	(5)	-	-
Total Respiratory	3,069	2,655	16	8	1,065	18
Oncology:
Arimidex	1,406	1,256	12	6	577	14
Casodex	974	965	1	(7)	215	(2)
Zoladex	860	797	8	(2)	55	(19)
Iressa	192	168	14	5	5	(29)
Ethyol	23	27	n/m	n/m	23	n/m
Others	304	267	14	6	127	4
Total Oncology	3,759	3,480	8	-	1,002	5
Neuroscience:
Seroquel	3,292	2,941	12	8	2,184	4
Local anaesthetics	458	398	15	4	26	(19)
Zomig	336	320	5	(2)	138	4
Diprivan	213	189	13	3	29	-
Others	43	43	-	(7)	7	(36)
Total Neuroscience	4,342	3,891	12	6	2,384	4
Infection and Other:
Synagis	724	138	n/m	n/m	543	n/m
Merrem	680	558	22	14	151	41
FluMist	71	-	n/m	n/m	71	n/m
Other Products	171	203	(16)	(20)	88	(19)
Total Infection and Other	1,646	899	83	n/m	853	n/m
Aptium Oncology	294	300	(2)	(2)	294	(2)
Astra Tech	405	317	28	17	60	46
Total	23,408	21,389	9	3	9,726	-

9      THIRD QUARTER PRODUCT SALES ANALYSIS

	World				US
	3rd Quarter 2008 $m	3rd Quarter 2007 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2008 $m	Actual Growth %
Gastrointestinal:
Nexium	1,315	1,293	2	(2)	779	(8)
Losec/Prilosec	249	268	(7)	(15)	39	(30)
Others	25	20	25	15	11	38
Total Gastrointestinal	1,589	1,581	1	(4)	829	(9)
Cardiovascular:
Crestor	922	691	33	28	420	23
Seloken/Toprol-XL	204	328	(38)	(42)	72	(66)
Atacand	386	320	21	12	67	3
Tenormin	79	73	8	(1)	5	25
Zestril	60	72	(17)	(24)	7	133
Plendil	65	66	(2)	(9)	4	(50)
Others	66	71	(7)	(14)	-	(100)
Total Cardiovascular	1,782	1,621	10	4	575	(10)
Respiratory:
Symbicort	501	371	35	25	64	n/m
Pulmicort	304	286	6	3	196	7
Rhinocort	72	80	(10)	(14)	39	(20)
Oxis	18	18	-	(11)	-	-
Accolate	18	19	(5)	(5)	13	-
Others	38	39	-	(8)	-	-
Total Respiratory	951	813	17	10	312	25
Oncology:
Arimidex	486	425	14	9	193	16
Casodex	300	324	(7)	(14)	71	(1)
Zoladex	295	273	8	-	20	(13)
Iressa	67	55	22	13	2	-
Ethyol	3	19	(84)	(84)	3	(84)
Others	105	93	13	8	44	5
Total Oncology	1,256	1,189	6	(1)	333	2
Neuroscience:
Seroquel	1,130	1,055	7	4	749	(1)
Local anaesthetics	149	129	16	5	6	(40)
Zomig	115	107	7	2	48	9
Diprivan	69	64	8	(2)	9	(10)
Others	13	16	(19)	(25)	1	(80)
Total Neuroscience	1,476	1,371	8	3	813	(2)
Infection and Other:
Synagis	124	122	1	1	55	(2)
Merrem	241	186	30	23	61	65
FluMist	71	-	n/m	n/m	71	n/m
Other Products	58	63	(8)	(13)	32	(18)
Total Infection and Other	494	371	33	28	219	66
Aptium Oncology	98	100	(2)	(2)	98	(2)
Astra Tech	129	104	24	15	20	43
Total	7,775	7,150	9	3	3,199	-

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2008 results	29 January 2009
Announcement of first quarter 2009 results	30 April 2009
Annual General Meeting	30 April 2009
Announcement of second quarter and half year 2009 results	30 July 2009
Announcement of third quarter and nine months 2009 results	29 October 2009

DIVIDENDS

The record date for the first interim dividend payable on 15 September 2008 (in the UK, Sweden and the US) was 8 August 2008.  Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 6 August 2008.  ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2008 payable on 16 March 2009 (in the UK, Sweden and the US) will be 6 February 2009.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 4 February 2009.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and
Transfer Office
The AstraZeneca Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in UK):
0800 389 1580
Tel (outside UK):
+44 (0)121 415 7033
Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of these interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks; the risk of patent litigation; failure to obtain patent protection; the impact of fluctuations in exchange rates; our debt-funding arrangements; risks relating to owning and operating a biologics and vaccines business; competition; price controls and price reductions; taxation; the risk of substantial product liability claims; the performance of new products; environmental/occupational health and safety liabilities; the development of our business in emerging markets; product counterfeiting; the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage; the difficulties of obtaining and maintaining regulatory approvals for new products; the risk of failure to observe continuing regulatory oversight; the risk that R&D will not yield new products that achieve commercial success; the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful; the risk of reliance on third parties for supplies of materials and services; the risk of failure to manage a crisis; the risk of delay to new product launches; information technology and outsourcing; risks relating to productivity initiatives and reputation.

Item 7

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 October 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,446,362,925 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,446,362,925.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 October 2008